Act
5/30/2003



03054362

SECURI... AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Financial Group, Inc. (Former name)
new= The Investment Counsel Company of Nevada

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 W. Flamingo Road, Suite 2200
(No. and Street)

Las Vegas (City) Nevada (State) 89103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deanna Matthews (702) 871-8510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piercy, Bowler, Taylor & Kern, CPAs
(Name – *if individual, state last, first, middle name*)

6100 Elton Avenue, Suite 1000 (Address) Las Vegas (City) Nevada (State) 89107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
JUN 02 2003
THOMSON FINANCIAL
SEC MAIL PROCESSING
RECEIVED
MAY 08 2002
WASH, D.C.
164
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Kathleen Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidelity Financial Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public - State of Nevada
County of Clark
DEBBRA J. AHERN
My Appointment Expires
November 24, 2003
No: 00-3999

Signature

PRESIDENT
Title

Notary Public



Notary Public - State of Nevada
County of Clark
DEBBRA J. AHERN
My Appointment Expires
No: 00-3999

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public Copy

FIDELITY FINANCIAL GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 143,095	$ 86,894
Accounts receivable	6,048	141,901
Marketable securities	28,264	
Prepaid expenses and other	667	2,322
	178,074	231,117
Property and equipment, net of accumulated depreciation	36,156	48,245
Other assets	3,300	5,227
	$ 217,530	$ 284,589
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 5,677	$ 6,931
Accrued expenses	85,301	9,758
	90,978	16,689
Stockholder's equity		
Common stock, $100 par, 2,500 shares authorized, 1,000 shares issued and outstanding	100,000	100,000
Retained earnings	26,552	167,900
	126,552	267,900
	$ 217,530	$ 284,589

See notes to financial statements.